SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 3, 2005

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein is the Registrant’s press release dated March 2, 2005, announcing Fourth Quarter and Full Year 2004 Results

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

March 3, 2005

NEWS

FOR IMMEDIATE RELEASE

Scitex Announces Fourth Quarter and Full Year 2004 Results

—	Scitex Vision concludes 2004 with 25% year-over-year growth to record annual revenues of $128 million
—	Scitex Vision achieves record quarterly revenues in the fourth quarter of more than $35 million
—	Scitex Corporation reports net income of $47.3 million in 2004 compared to a net income of $1.4 million in 2003

Tel Aviv, Israel – March 2, 2005. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced financial results for the fourth quarter and full year ended December 31, 2004.

Management Comments

Ami Erel, Chairman of Scitex, commented: “I am delighted with the performance of Scitex during 2004. Our principal operating subsidiary, Scitex Vision, achieved an eighth consecutive quarter of revenue growth, with record quarterly revenues, operating profitability and positive cash flow. Scitex Vision took advantage of the renewed capital investment flow and increased ink demand with its wide product portfolio, loyal customers, and strong distribution and customer support infrastructure.”

Raanan Cohen, President and CEO of Scitex, commented: “2004 was an excellent year for Scitex. In 2004, Scitex made several significant strides commencing with the closing of the sale of SDP’s business to Kodak at the beginning of 2004 and continuing with distribution of nearly $120 million of the sale proceeds to our shareholders by way of a self tender offer and a cash distribution made in mid-year. Our primary subsidiary Scitex Vision achieved record revenues of over $128 million in 2004, representing 25% year-over-year revenue growth, and net income of $4.7 million (after a technology write-down of $2.3 million). Scitex Vision’s continued growth and record performance in 2004 substantiate its position as a leading player in its markets.”

Results of Operations

For fiscal year 2004, revenues were $128.2 million, an increase of 25% from $102.9 million in 2003. The operating loss in 2004 was $3.3 million compared to an operating loss of $12.3 million in 2003. The Company reported net income in 2004 of $47.3 million, primarily attributable to the capital gain derived from the sale of the operations of Scitex Digital Printing (SDP) to Eastman Kodak Company for $250 million (with an additional $12 million in cash retained by SDP after the sale), compared to net income of $1.4 million in 2003. Operating loss and net income for 2004 were impacted by a charge for impairment of technology of $5.6 million at Scitex Vision, $2.5 million of which was attributed to the minority shareholders of Scitex Vision under accounting principles; consequently, only $3.1 million of this impairment is reflected in Scitex Corporation’s net income and shareholders’ equity.

Geographically, Europe contributed 41% of 2004 revenues for Scitex Vision, followed by the Americas with 36% of revenues, and the Far East and rest of the world with 23% of revenues.

For the fourth quarter of 2004, revenues were $35.5 million, an increase of 25% from $28.5 million in the fourth quarter of 2003. The Company had an operating loss for the quarter of $4.6 million, compared to an operating loss of $3.5 million for the fourth quarter of 2003. The net loss reported by Scitex for the fourth quarter of 2004 amounted to $2.9 million compared to net income of $8 million in the fourth quarter of 2003. Operating loss and net loss for 2004 were impacted impairment of technology described above.

Balance Sheet and Cash Flow

On a consolidated basis, cash, cash equivalents and short-term investments at the end of 2004 were $142.6 million. This excludes restricted deposits of $13.0 million at Scitex Vision and of $10 million retained in a custodial account in connection with the sale of SDP’s operations ($5 million of which was released to Scitex in early January 2005), and represents a significant increase from $65.0 million at the end of 2003. The 2004 figure reflects the closing of the Kodak-SDP transaction, the approximate $28.1 million repurchase of shares by Scitex in the self tender offer completed in June 2004, and the approximate $89.8 million cash distribution made in the third quarter of 2004. Cash, cash equivalents and short-term investments at the end of 2004 at Scitex Corporation and its wholly-owned subsidiaries amounted to $132.4 million (excluding the above-described $10.0 million retained in a custodial account). Cash, cash equivalents and short-term investments at Scitex Vision at the end of 2004 amounted to $22.8 million (including the $13.0 million of restricted deposits), bringing the net debt of Scitex Vision to third parties, primarily bank borrowings, to approximately $23 million.

During the year, receivables increased to $33.6 million from $31.3 million, mainly due to increased revenue level and extended payments terms. Inventory in the year significantly increased to $36.7 million from $22.6 million due to increased business activities.

Scitex Vision

The fourth quarter of 2004, with record quarterly revenues of $35.5 million, highlights a remarkable year for Scitex Vision with continued revenue growth and strong operating and cash flow performance. Scitex Vision’s consistent quarter-over-quarter growth throughout the year was fueled by continued strong sales of its market leading super wide format product offerings, acceptance of the Scitex Vision TURBOjet (the industry’s most productive wide format digital press) and growth of ink sales.

During the year, Scitex Vision has substantially strengthened its manufacturing and customer support base to meet the growing demand and has considerably enhanced its technology base as a foundation for future products. It also completed ISO 9001/2000 certification at all of its global facilities and operations.

For the fiscal year 2004, Scitex Vision’s revenues were $128.2 million, compared to $102.9 million in 2003, reflecting a 25% increase. Operating income was $9 million in 2004, compared to an operating loss of $8.3 million in 2003. Scitex Vision had net income of $4.7 million in 2004, compared to a net loss of $13.6 million in 2003. Operating income and net income for 2004 were impacted by impairment of technology of $2.3 million compared to a $3.0 million technology write-down in 2003.

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Scitex Vision reported record revenues for the eighth consecutive quarter and for the year. Revenues for the fourth quarter of 2004 were $35.5 million, an increase of 25% from $28.5 million in the corresponding quarter of 2003 and an increase of 9% from $32.7 million in the third quarter of 2004. Scitex Vision’s operating income in the fourth quarter of 2004 was $0.8 million, compared to an operating loss of $2.4 million in the fourth quarter of 2003, and operating income of $3.7 million in the third quarter of 2004. Scitex Vision’s net loss was $0.8 million in the fourth quarter of 2004, compared to a net loss of $1.7 million in the fourth quarter of 2003, and net income of $2.3 million in the third quarter of 2004. Operating income and net income for the fourth quarter of 2004 were impacted by impairment of technology described above.

Jemtex Ink Jet Printing Ltd.

Jemtex is a majority owned subsidiary of Scitex, based in Lod, Israel. During 2004, Jemtex continued developing and commenced commercialization of its digital printing engines for the ceramics and textile markets. During 2004, Scitex invested approximately $3 million in Jemtex in consideration for convertible debentures of Jemtex. Following this investment, Scitex holds approximately 74% of Jemtex’s issued share capital (84% assuming conversion of the debentures).

Conference Call

Scitex will be holding a conference call to discuss its fourth quarter 2004 and full year results on Thursday, March 3, 2005 at 9:00 a.m. EST (6:00 a.m. Pacific time, 2:00 p.m. GMT, 4:00 p.m. Israel time). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.scitex.com. A replay of the conference call will be available shortly after the call during the seven days following the conference call (until midnight March 10, 2004) at the following numbers:

US: Intl: Access code:	1 800 475-6701 1 320 365-3844 770949

Scitex Corporation Ltd.

Scitex Corporation shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

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Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to pursuing strategic alternatives, (8) uncertainty of outcome of shareholder litigation, and (9) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd. Scitex Vision and TURBOjet are registered trademarks and registered service marks of Scitex Vision Ltd.

Contact

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:       +972 3 607-5855
Fax:       +972 3 607-5884
E-mail:  yahel.shachar@scitex.co.il

(Tables to Follow)

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SCITEX CORPORATION LTD. (AN ISRAELI COMPANY) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Quarter ended Dec. 31,		Year ended Dec. 31,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues
Sales	21,252	16,954	78,418	60,653
Services & Supplies	14,242	11,586	49,767	42,227

Total revenues	35,494	28,540	128,185	102,880

Cost of revenues
Cost of sales	12,203	7,637	44,132	33,766
Cost of Services and Supplies	7,194	4,428	26,935	24,576

Total cost of revenues	19,397	12,065	71,067	58,342

Gross profit	16,097	16,475	57,118	44,538
Expenses
Sales and marketing	5,063	8,300	19,990	20,192
General and administrative	4,510	3,927	16,614	15,147
Research and development, net	3,955	2,935	12,449	11,070
Amortization of other intangible assets	1,556	1,434	6,137	5,871
Impairment of other intangible assets	5,625	2,967	5,235	2,967
Restructuring charges		383		1,590

Operating loss	(4,612)	(3,471)	(3,307)	(12,299)

Financial Income (expense) - net	(602)	328	(276)	(2,651)
Other income (expenses) - net	213	(68)	470	787

Loss before taxes on income	(5,001)	(3,211)	(3,113)	(14,163)
Taxes on income	1,220	(814)	67	(2,402)

	(3,781)	(2,397)	(3,046)	(16,565)
Share in losses of associated companies	(357)	(1,521)	(1,418)	(5,637)
Minority interests in a subsidiary	1,239	440	71	3,546

Net loss from continuing operations	(2,899)	(3,478)	(4,393)	(18,656)
Net Income from discontinued operations	0	11,494	51,646	20,043

Net income (loss)	(2,899)	8,016	47,253	1,387

Earnings (loss) per share - basic & diluted
Continuing operations	$(0.08)	$(0.08)	$(0.11)	$(0.43)
Discontinued operations	$0.00	$0.27	$1.28	$0.46

	$(0.08)	$0.19	$1.17	$0.02

Weighted average number of shares used in
computation of EPS (in thousands) - basic and diluted	38,066	43,018	40,336	43,018

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	December 31 2004 (Audited)	December 31 2003 (Audited)

Assets
Current assets:
Cash and cash equivalents	85,892	56,761
Short-term investments	56,693	8,235
Restricted deposit	18,000	18,262

Total cash and short-term investments	160,585	83,258
Trade receivables	33,585	31,279
Other receivables	8,127	7,102
Inventories	36,726	22,575
Current Assets of discontinued operation		161,602

Total current asssets	239,023	305,816

Investments and other non-current assets	4,987	6,669

Restricted deposit	5,000	0

Property and equipment - net	9,147	9,204

Goodwill and other intangible assets - net	15,996	23,499

Non-Current Assets of discontinued operation		48,897

	274,153	394,085

Liabilities and Shareholders' Equity

Current liabilities:
Short term bank credit	30,755	49,251
Current maturities of long -term loans	3,557	2,602
Trade payables	21,877	14,505
Accrued and other liabilities	40,200	47,466
Current liabilities related to discontinued operation	2,193	31,935

Total current liabilities	98,582	145,759

Long-term liabilities:
Loans from banks, net of current maturities	8,802	6,623
Other	6,718	6,645
Long-term liabilities related to discontinued operation		5,431

Total long-term liabilities	15,520	18,699

Long-term loans from related parties convertible
into shares of subsidiary	1,551	756

Minority interest	4,226	4,173

Shareholders' equity:
Share capital	6,205	6,205
Capital surplus	278,812	368,104
Deferred stock compensation	(517)
Accumulated other comprehensive loss	(327)	(552)
Accumulated deficit	(97,599)	(144,852)
Treasury shares, at cost	(32,300)	(4,207)

	154,274	224,698

	274,153	394,085

Scitex Vision Ltd.

US Dollar in Thousands

	Three months ended December 31		Year December 31
	2004	2003	2004	2003
	Unaudited	Unaudited	Audited	Audited

Revenues
Sales	21,252	16,954	78,418	60,653
Services & Supplies	14,242	11,586	49,767	42,227

Total Revenues	35,494	28,540	128,185	102,880

Gross Profit	16,098	16,475	57,118	44,538

Expenses:
S,G&A	8,662	11,432	31,744	32,449
Research and Development	3,365	2,935	10,281	11,070
Amortization of other Intangible assets	968	1,147	3,776	4,725
Impairment of other Intangible assets	2,333	2,967	2,333	2,967
Restructuring Charges		394		1,602

Operating (Loss) Income	770	(2,400)	8,984	(8,275)

Financial expenses	1,694	74	3449	2,907
Other income	(26)	(2)	(212)	(12)
Taxes on income	(58)	(812)	1,054	2,402

Net Income (Loss) for the year	(840)	(1,660)	4,693	(13,572)